SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2015

Commission File Number 0-28800

_____

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated April 23, 2015, entitled "REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2015".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 23, 2015   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary



REPORT TO SHAREHOLDERS

REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS
ENDED 31 MARCH 2015

Q3 FY2015 VS Q2 FY2015

- Gold production up 2% to 36 877oz
- All-in sustaining costs down 3% to US$1 112/oz
- Operating profit up 16% to R97.6 million
- Cash balance up 18% to R286.0 million

NINE MONTHS ENDED 31 MARCH 2015 VS 31 MARCH 2014

- Gold production up 11% to 109 892oz
- All-in sustaining costs down 9% to US$1 166/oz
- Operating profit up 26% to R261.7 million
- EBITDA up 111% to R189.5 million

REVIEW OF OPERATIONS

Group		Quarter 31 Mar 2015	Quarter 31 Dec 2014	% change	Quarter 31 Mar 2014	9 months to 31 Mar 2015	9 months to 31 Mar 2014	% change
Gold production	oz	36 877	36 010	2	30 126	109 892	98 766	11
	kg	1 147	1 120	2	937	3 418	3 072	11
Gold sold	oz	36 877	36 010	2	30 126	111 178	101 563	9
	kg	1 147	1 120	2	937	3 458	3 159	9
Cash operating costs	US$ per oz	1 009	1 010	–	1 185	1 035	1 117	(7)
	R per kg	380 548	365 021	4	413 562	373 607	370 470	1
All-in sustaining costs	US$ per oz	1 112	1 149	(3)	1 327	1 166	1 276	(9)
	R per kg	420 195	415 194	1	463 823	421 060	423 254	(1)
Average gold price received	US$ per oz	1 224	1 203	2	1 298	1 238	1 300	(5)
	R per kg	461 683	434 802	6	456 161	446 803	431 159	4
Operating profit	R million	97.6	84.4	16	51.3	261.7	207.4	26
Operating margin	%	18.4	17.3	6	12.0	16.9	15.2	11
All-in sustaining costs margin	%	9.0	4.5	100	(1.7)	5.8	1.8	222
EBITDA	R million	72.4	69.1	5	16.0	189.5	89.9	111
Headline earnings/(loss)	R million	9.2	0.1	–	(24.7)	8.2	(36.7)	122
	R cents per share	2	–	–	(7)	2	(10)	120

EBITDA refers to earnings before interest, tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, tax, depreciation, amortisation and impairment of equity accounted investments.

Stock traded			JSE	NYSE *
Average volume for the quarter per day ('000)			466	1 359
% of issued stock traded (annualised)			32	92
Price	• High		R3.45	$0.288
	• Low		R1.86	$0.147
	• Close		R2.12	$0.173

Market capitalisation	
As at 31 Mar 2015 (Rm)	817.0
As at 31 Mar 2015 (US$m)	66.7
As at 31 Dec 2014 (Rm)	743.8
As at 31 Dec 2014 (US$m)	64.1

* This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares.

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares *
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795

* Refer to Note 2 Non-Controlling Interest

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Interest rate issuer: DRDI
ISIN: ZAG 000096538
Issuer code:DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

DEAR SHAREHOLDER

Following the completion of test work on the flotation/fine-grind circuit ("FFG"), we started up the second and third sets of float cells in January and these became fully operational in February. Our back-up generators, which we installed in the latter half of 2014, allowed us to keep the circuit stable on the few occasions that power to the Ergo plant was cut, while our load reduction arrangement with Eskom ensured that reductions in throughput, due to power supply constraints, were negligible.

Although some desorption occurring in the carbon-in-pulp ("CIP") circuit caused carbon adsorption efficiencies to settle at a level marginally lower than the design parameters of the plant, we achieved our overall target to reduce residue grade by 0.03g/t. This resulted in record gold production during March.

This lifted gold production by 11% for the nine-month period and by 2% for the quarter. All-in sustaining costs ("AISC") for the quarter of US$1 112/oz helped to lower the AISC for the nine-month period to US$1 166/oz, representing a 9% improvement.

Steady costs and improved gold production contributed to lift our cash and cash equivalent balance by R43.7 million for the quarter to R286 million.

We are pleased that two very important applications that we had submitted to the Department of Mineral Resources ("DMR") were approved. Firstly, the DMR consented to the consolidation of all our mining licences under Ergo Mining Proprietary Limited. This has many benefits for our operations, specifically around the planning and execution of the social and labour plans that accompany our mining licences.

Secondly, the application for the roll-up of our black economic empowerment ("BEE") partners was approved. Our BEE partners now own approximately 10% of the shares in issue in DRDGOLD Limited and the non-controlling interest of 26% historically recognised in our financial statements no longer applies.

In February, we announced our intention to seek early redemption of the remaining notes under DRDGOLD's Domestic Medium Term Note

("DMTN") Programme. Note holders owning an aggregate R53 million of notes outstanding accepted our offer and agreed to the settlement of the notes in April, with a resultant finance cost-saving. The balance of the notes outstanding of approximately R22 million will be settled in July 2015.

Village Main Reef Limited ("VMR") made two important announcements regarding the acquisition of VMR by Heaven-Sent Capital. On 1 April, it was announced that the Competition Commission unconditionally approved the transaction, and on 7 April, that shareholders voted in favour of the disposal.

NINE MONTHS TO 31 MARCH 2015 VS NINE MONTHS TO 31 MARCH 2014

Operational review

Gold production for the first nine months of FY2015 was 11% higher at 109 892oz, compared with the first nine months of FY2014. This was due to a 13% increase in the average yield to 0.196g/t, a consequence of better metallurgical efficiencies. Volume throughput for the nine months under review was 2% lower at 17 417 000t, due mainly to heavy summer rainfall and Eskom power cuts.

Cash operating costs were 1% higher at R373 607/kg, a consequence of additional costs associated with the running of one stream of the FFG circuit, the processing of sand material at the City Deep plant and of general inflationary increases averaging 8.3% year-on-year. AISC decreased marginally to R421 060/kg, due to increased production and a reduction in capital expenditure ("capex").

Financial review

Higher gold production and a marginal increase in the gold price pushed revenue up 13% to R1 545 million. Cash operating costs increased 12% for the reasons set out above, to R1 277 million, leaving operating profit 26% higher at R261.7 million.

Operating margin was 11% higher at 16.9% mainly as a result of higher gold production, a consequence of the increase in average yield. This, together with the decline in capex boosted the AISC margin to 5.8%.

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") benefited from the higher operating profit, lower corporate costs and the sale of non-core land, rising by 111% to R189.5 million.

Headline earnings of R8.2 million (2 South African cents per share) were achieved versus a headline loss of R36.7 million (10 South African cents per share) in the comparative period.

Q3 2015 VS Q2 2015

Operational review

While average yield remained stable at 0.197g/t in the third quarter of FY2015 compared with the second quarter, throughput was 3% higher at 5 826 000t, resulting in a 2% increase in gold production to 36 877oz.

Gold sold was 2% higher at 36 877oz, a consequence of increased production.

The additional costs to operate the second and third float streams pushed cash operating costs up by 4% to R380 548/kg. The AISC figure was stable at R420 195/kg. Capex was 22% lower at R24.7 million due to the capitalisation during the previous quarter of the back-up generators commissioned in October last year.

Financial review

Revenue was 9% higher at R529.5 million, reflecting a 2% increase in gold sales and a 6% increase in the average Rand gold price received to R461 683/kg.

After accounting for cash operating costs – 7% higher at R436.5 million due to a 3% increase in volumes, together with a significant increase in the flotation throughput tonnages – operating profit was 16% higher at R97.6 million.

Operating margin strengthened to 18.4% from 17.3% due to the factors outlined above, and the

AISC margin rose to 9.0% from 4.5%, following the drop in capex.

EBITDA was 5% higher at R72.4 million, due mainly to higher operating profit, off-set by a previously realised, non-recurring profit on the sale of non-core land that benefited EBITDA in the previous quarter.

Headline earnings of R9.2 million (2 South African cents per share) were recorded compared with headline earnings of R0.1 million in the previous quarter (0 South African cents per share).

LOOKING AHEAD

Although we would have preferred to have started the quarter better – and more particularly to have performed better insofar as volume delivery is concerned – we are pleased with the quarter's numbers as a whole. The performance of the plant in March is a source of great encouragement to us. For the next few months our focus will be on completing:

· the overhaul of our asset maintenance system to avoid unnecessary interruptions to production due to breakdowns, and co-ordinated maintenance over the entire circuit;

· the refurbishment of the remaining five carbon-in-leach ("CIL") tanks at Ergo to raise volume capacity in the plant by approximately 300 000t per month, and starting up reclamation from the Van Dyk site;

· construction of the Rondebult water plant and pipeline to supplement water supply from this sewage farm to our operations; and

· the conversion of the high-grade CIP circuit to CIL to optimise leaching and adsorption in the high-grade circuit.

Niël Pretorius
Chief Executive Officer
23 April 2015

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Quarter 31 Mar 2015 Rm Unaudited	Quarter 31 Dec 2014 Rm Unaudited	Quarter 31 Mar 2014 Rm Unaudited	9 months to 31 Mar 2015 Rm Unaudited	9 months to 31 Mar 2014 Rm Unaudited
Gold and silver revenue		529.5	487.0	427.4	1 545.0	1 362.0
Net operating costs		(431.9)	(402.6)	(376.1)	(1 283.3)	(1 154.6)
Cash operating costs		(436.5)	(408.8)	(387.5)	(1 277.0)	(1 138.1)
Movement in gold in process		4.6	6.2	11.4	(6.3)	(16.5)
Operating profit		**97.6**	**84.4**	**51.3**	**261.7**	**207.4**
Depreciation		(49.3)	(48.9)	(47.9)	(138.2)	(121.1)
Movement in provision for environmental rehabilitation		(1.9)	(2.0)	(2.6)	(5.9)	(8.1)
Environmental rehabilitation costs		(5.5)	(4.7)	(7.8)	(14.8)	(29.3)
Retrenchment costs		(0.9)	(0.5)	(3.3)	(7.2)	(5.7)
Care-and-maintenance costs		(3.3)	(3.2)	(3.7)	(10.3)	(12.4)
Other operating income/(expense)		0.5	(0.3)	(2.6)	2.3	(3.3)
Gross profit/(loss) from operating activities		**37.2**	**24.8**	**(16.6)**	**87.6**	**27.5**
Impairments		–	(7.4)	–	(9.4)	(5.3)
Corporate and administration expenses		(13.9)	(16.5)	(14.2)	(46.5)	(56.8)
Share-based payments		(0.3)	0.7	(1.1)	(0.7)	(1.9)
Profit on disposal of assets		0.1	11.2	–	10.9	–
Net finance expense		(7.0)	(6.2)	(8.6)	(20.8)	(20.0)
Profit/(loss) before income tax		**16.1**	**6.6**	**(40.5)**	**21.1**	**(56.5)**
Income tax		(5.1)	(4.7)	4.5	(12.9)	(6.1)
Net profit/(loss) for the period		**11.0**	**1.9**	**(36.0)**	**8.2**	**(62.6)**
Attributable to:						
Equity owners of the parent		10.1	1.0	(24.7)	7.8	(42.0)
Non-controlling interest	2	0.9	0.9	(11.3)	0.4	(20.6)
		11.0	1.9	(36.0)	8.2	(62.6)
Other comprehensive income						
Fair value adjustment of available-for-sale investments		17.4	(0.8)	3.8	17.4	3.8
Total comprehensive income for the period		28.4	1.1	(32.2)	25.6	(58.8)
Attributable to:						
Equity owners of the parent		27.5	0.2	(20.9)	25.2	(38.2)
Non-controlling interest	2	0.9	0.9	(11.3)	0.4	(20.6)
		28.4	1.1	(32.2)	25.6	(58.8)
Reconciliation of headline earnings/(loss)						
Net profit/(loss)		10.1	1.0	(24.7)	7.8	(42.0)
Adjusted for:						
– Impairments		–	7.4	–	9.4	5.3
– Profit on disposal of assets		(0.1)	(11.2)	–	(10.9)	–
– Non-controlling interest in headline earnings adjustment		(0.8)	2.9	–	2.0	–
– Income tax thereon		–	–	–	(0.1)	–
Headline earnings/(loss)		9.2	0.1	(24.7)	8.2	(36.7)
Earnings/(loss) per share – cents		3	–	(7)	2	(11)
Headline earnings/(loss) per share – cents		2	–	(7)	2	(10)
Diluted earnings/(loss) per share – cents		3	–	(7)	2	(11)
Diluted headline earnings/(loss) per share – cents		2	–	(7)	2	(10)
Calculated on the weighted average ordinary shares issued of :		379 228 208	379 228 208	379 228 208	379 228 208	379 203 208

The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Mar 2015 Rm Unaudited	As at 31 Dec 2014 Rm Unaudited	As at 30 June 2014 Rm Reviewed	As at 31 Mar 2014 Rm Unaudited
Assets					
Non-current assets		1 930.2	1 932.8	1 970.3	2 096.7
Property, plant and equipment		1 693.4	1 719.2	1 755.5	1 778.6
Equity accounted investees		–	–	–	0.3
Non-current Investments and other assets		49.0	28.7	36.9	129.0
Environmental rehabilitation trust funds and investments		186.3	183.4	176.5	187.3
Deferred tax asset		1.5	1.5	1.4	1.5
Current assets		532.5	472.9	470.4	460.9
Inventories		140.6	137.0	147.2	141.3
Trade and other receivables		96.7	83.1	99.5	108.5
Tax receivable		–	1.4	5.9	4.4
Cash and cash equivalents	3	286.0	242.3	208.9	206.7
Assets held-for-sale		9.2	9.1	8.9	–
Total assets		**2 462.7**	**2 405.7**	**2 440.7**	**2 557.6**
Equity and liabilities					
Equity		1 499.4	1 471.0	1 481.2	1 528.7
Equity of the owners of the parent		1 499.4	1 239.4	1 249.1	1 305.6
Non-controlling interest	2	–	231.6	232.1	223.1
Non-current liabilities		635.0	622.5	652.0	742.3
Loans and borrowings	4	–	–	75.5	75.5
Finance lease obligation		19.8	20.4	–	–
Post-retirement and other employee benefits		8.0	8.8	9.3	9.9
Provision for environmental rehabilitation		484.0	473.3	451.2	551.5
Deferred tax liability		123.2	120.0	116.0	105.4
Current liabilities		328.3	312.2	307.5	286.6
Trade and other payables		224.4	208.7	211.8	212.1
Post-retirement and other employee benefits		2.2	2.2	2.0	2.0
Loans and borrowings	4	77.5	77.6	73.2	72.5
Finance lease obligation		1.8	1.8	–	–
Liabilities held-for-sale		22.4	21.9	20.5	–
Total liabilities		963.3	934.7	959.5	1 028.9
Total equity and liabilities		**2 462.7**	**2 405.7**	**2 440.7**	**2 557.6**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter 31 Mar 2015 Rm Unaudited	Quarter 31 Dec 2014 Rm Unaudited	Quarter 31 Mar 2014 Rm Unaudited	9 months to 31 Mar 2015 Rm Unaudited	9 months to 31 Mar 2014 Rm Unaudited
Balance at the beginning of the period	1 471.0	1 469.9	1 561.4	1 481.2	1 643.7
Share capital issued	–	–	(0.6)	–	(1.0)
Increase in share-based payment reserve	–	–	0.1	0.2	0.4
Net profit/(loss) attributable to equity owners of the parent	10.1	1.0	(24.7)	7.8	(42.0)
Net profit/(loss) attributable to non-controlling interest	0.9	0.9	(11.3)	0.4	(20.6)
Dividends declared on ordinary share capital	–	–	–	(7.6)	(53.1)
Fair-value adjustment on available-for-sale investments and others	17.4	(0.8)	3.8	17.4	4.0
Share Option Scheme buy-out	–	–	–	–	(2.7)
Balance at the end of the period	**1 499.4**	**1 471.0**	**1 528.7**	**1 499.4**	**1 528.7**

The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter 31 Mar 2015 Rm Unaudited	Quarter 31 Dec 2014 Rm Unaudited	Quarter 31 Mar 2014 Rm Unaudited	9 months to 31 Mar 2015 Rm Unaudited	9 months to 31 Mar 2014 Rm Unaudited
Net cash inflow from operations	72.4	50.9	39.3	209.9	61.4
Net cash outflow from investing activities	(28.7)	(5.3)	(31.4)	(51.9)	(154.5)
Net cash outflow from financing activities	–	(7.6)	(0.6)	(80.9)	(76.9)
Loans and other	–	–	(0.6)	(73.3)	(21.1)
Treasury shares/share options acquired	–	–	–	–	(2.7)
Dividends paid to owners of the parent	–	(7.6)	–	(7.6)	(53.1)
Increase/(decrease) in cash and cash equivalents	43.7	38.0	7.3	77.1	(170.0)
Opening cash and cash equivalents	242.3	204.3	199.4	208.9	376.7
Closing cash and cash equivalents	286.0	242.3	206.7	286.0	206.7
Reconciliation of net cash inflow from operations					
Profit/(loss) before taxation	16.1	6.6	(40.5)	21.1	(56.5)
Adjusted for:					
Movement in gold in process	(4.6)	(6.2)	(11.4)	6.3	16.5
Depreciation and impairment	49.3	56.3	47.9	147.6	126.4
Movement in provision for environmental rehabilitation	1.9	2.0	2.6	5.9	8.1
Share-based payments	0.3	(0.7)	1.1	0.7	1.9
Profit on disposal of assets	(0.1)	(11.2)	–	(10.9)	–
Finance expenses and unwinding of provisions	9.8	9.7	9.2	29.2	27.5
Growth in Environmental Trust Funds	(1.4)	(1.4)	(1.2)	(4.1)	(3.4)
Other non-cash items	0.1	–	(1.3)	(2.3)	(4.9)
Taxation (paid)/received	–	(3.7)	–	0.7	(2.0)
Working capital changes	1.0	(0.5)	32.9	15.7	(52.2)
Net cash inflow from operations	72.4	50.9	39.3	209.9	61.4

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for quarterly reports. The Listings requirements require quarterly reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements for the year ended 30 June 2014, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The condensed consolidated financial statements of DRDGOLD Limited for the nine months ended 31 March 2015 have not been reviewed by an independent auditor.

2. NON-CONTROLLING INTEREST

All the suspensive conditions for DRDGOLD's acquisition of the 20% and 6% interest in the issued share capital of Ergo Mining Operations ("EMO") held by Khumo Gold SPV Proprietary Limited ("Khumo") and the DRDSA Empowerment Trust ("the Trust") respectively, EMO's broad based empowerment shareholders, were fulfilled on 26 March 2015. 45 500 000 new ordinary shares in DRDGOLD were issued and listed on Friday, 10 April 2015. As a result DRDGOLD acquired the remaining 26% of EMO making it a wholly-owned subsidiary of DRDGOLD.

For practical purposes the acquisition has been accounted for effective 31 March 2015. Accordingly the balance of the non-controlling interest at 31 March 2015 was derecognised and recognised as equity of the owners of the parent.

3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of R14.1 million (31 December 2014: R13.9 million) in the form of guarantees.

4. LOANS AND BORROWINGS

Included in loans and borrowings is a DMTN Programme under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate ("JIBAR") rate (currently 5.725%) plus a margin ranging from 4% to 5% per annum.

On 7 April 2015, DRDGOLD settled R53 million of the R75.5 million unsecured notes outstanding as at 31 March 2015 in line with its previously communicated intention to seek the early redemption of these unsecured notes. The remaining notes amounting to R22.5 million will be settled on the initial maturity date of 3 July 2015.

5. SUBSEQUENT EVENTS

There were no significant subsequent events between the reporting date of 31 March 2015 and the date of issue of these condensed consolidated financial statements other than as described above under Note 2 and Note 4.

ALL-IN SUSTAINING COSTS RECONCILIATION (UNAUDITED)

R million unless specified otherwise		
Net operating costs	Mar 2015 Qtr	431.9
	Dec 2014 Qtr	402.6
	Mar 2015 Ytd	1 283.3
Corporate, administration and other expenses	Mar 2015 Qtr	13.7
	Dec 2014 Qtr	16.1
	Mar 2015 Ytd	44.9
Rehabilitation and remediation	Mar 2015 Qtr	11.7
	Dec 2014 Qtr	11.7
	Mar 2015 Ytd	35.0
Capital expenditure (sustaining)	Mar 2015 Qtr	24.8
	Dec 2014 Qtr	34.4
	Mar 2015 Ytd	75.8
All-in sustaining costs *	Mar 2015 Qtr	482.1
	Dec 2014 Qtr	464.8
	Mar 2015 Ytd	1 439.0
Retrenchment costs	Mar 2015 Qtr	0.9
	Dec 2014 Qtr	0.5
	Mar 2015 Ytd	7.2
Rehabilitation and remediation	Mar 2015 Qtr	5.5
	Dec 2014 Qtr	4.7
	Mar 2015 Ytd	14.8
Care and maintenance costs	Mar 2015 Qtr	3.3
	Dec 2014 Qtr	3.2
	Mar 2015 Ytd	10.3
Capital expenditure (non-sustaining)	Mar 2015 Qtr	(0.1)
	Dec 2014 Qtr	(2.8)
	Mar 2015 Ytd	(3.0)
All-in costs *	Mar 2015 Qtr	491.7
	Dec 2014 Qtr	470.4
	Mar 2015 Ytd	1 468.3
All-in sustaining costs (R/kg)	Mar 2015 Qtr	420 195
	Dec 2014 Qtr	415 194
	Mar 2015 Ytd	421 060
All-in sustaining costs (US$/oz)	Mar 2015 Qtr	1 112
	Dec 2014 Qtr	1 149
	Mar 2015 Ytd	1 166
All-in costs (R/kg)	Mar 2015 Qtr	428 591
	Dec 2014 Qtr	420 046
	Mar 2015 Ytd	429 637
All-in costs (US$/oz)	Mar 2015 Qtr	1 134
	Dec 2014 Qtr	1 162
	Mar 2015 Ytd	1 190

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

ERGO KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

Ore milled (000't) (Metric)(Imperial)	**Mar 2015 Qtr**	5 826	6 422
	Dec 2014 Qtr	5 653	6 231
	Mar 2015 Ytd	17 417	19 198
Yield (g/t)(oz/t) (Metric)(Imperial)	**Mar 2015 Qtr**	0.197	0.006
	Dec 2014 Qtr	0.198	0.006
	Mar 2015 Ytd	0.196	0.006
Gold produced (kg)(oz) (Metric)(Imperial)	**Mar 2015 Qtr**	1 147	36 877
	Dec 2014 Qtr	1 120	36 010
	Mar 2015 Ytd	3 418	109 892
Cash operating costs (R/kg)(US$/oz)	**Mar 2015 Qtr**	380 548	1 009
	Dec 2014 Qtr	365 021	1 010
	Mar 2015 Ytd	373 607	1 035
Cash operating costs (R/t)(US$/t)	**Mar 2015 Qtr**	75	6
	Dec 2014 Qtr	72	6
	Mar 2015 Ytd	73	6
Gold and silver revenue (R million)(US$ million)	**Mar 2015 Qtr**	529.5	45.1
	Dec 2014 Qtr	487.0	43.3
	Mar 2015 Ytd	1 545.0	137.6
Operating profit (R million)(US$ million)	**Mar 2015 Qtr**	97.6	8.4
	Dec 2014 Qtr	84.4	7.5
	Mar 2015 Ytd	261.7	23.3
Profit before taxation (R million)(US$ million) *	**Mar 2015 Qtr**	23.9	2.1
	Dec 2014 Qtr	12.1	1.1
	Mar 2015 Ytd	52.8	4.8
Capital expenditure (R million)(US$ million)	**Mar 2015 Qtr**	24.7	2.1
	Dec 2014 Qtr	31.6	2.8
	Mar 2015 Ytd	72.8	6.5

Note - The group only has one segment.

* Note - The difference between the profit before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and all other.

There has been no material change to the technical information relating to, inter alia, the Group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company's annual reports of 30 June 2014 and subsequent public announcements. The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full-time employee of the company. He approved this information in writing before the publication of the report.

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR RIAAN DAVEL AT:

Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Off Crownwood Road, Crown Mines 2092
PO Box 390, Maraisburg, 1700, South Africa

DIRECTORS (*British)(American)**

Executives:
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen

Company Secretary:
TJ Gwebu

Sponsor:
One Capital

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2014, which we filed with the United States Securities and Exchange Commission on 31 October 2014 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.